UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 9)

TREDEGAR CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

894650 100
(CUSIP NUMBER)

John D. Gottwald
William M. Gottwald
Floyd D. Gottwald, Jr.
c/o John D. Gottwald
Westham Partners
9030 Stony Point Parkway, Suite 170
Richmond, Virginia 23235
Telephone No. 804-560-6961
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to: Jay Clayton Janet Geldzahler Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone No. 212-558-4000

October 4, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 894650 100	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS

John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,983,041
	8	SHARED VOTING POWER

2,929,462
	9	SOLE DISPOSITIVE POWER

1,983,041
	10	SHARED DISPOSITIVE POWER

2,929,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,912,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP NO. 894650 100	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS

William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

63,676
	8	SHARED VOTING POWER

2,657,099
	9	SOLE DISPOSITIVE POWER

63,676
	10	SHARED DISPOSITIVE POWER

2,657,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,720,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP NO. 894650 100	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS

Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,265,395
	8	SHARED VOTING POWER

123,965
	9	SOLE DISPOSITIVE POWER

2,265,395
	10	SHARED DISPOSITIVE POWER

123,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT*

*   Amendment No. 9 amends and supplements Amendment Nos. 1 through 8 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”), as well as the Schedule 13D filed by Floyd D. Gottwald, Jr. on January 21, 2009 (the “ Second Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 8, none of John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. has purchased additional shares of Common Stock except, in the case of John D. Gottwald and William M. Gottwald, acquisitions pursuant to quarterly awards under the Issuer’s director compensation program.

Item 4.	Purpose of the Transaction.

On October 4, 2013, John D. Gottwald and William M. Gottwald sent a letter, attached as Exhibit 2 hereto, to the Board of Directors of the Issuer asking the Board to advise them under the Issuer’s Amended and Restated Rights Agreement, should the Gottwalds determine to so proceed, whether the nomination of individuals to a slate of directors running on a platform to pursue strategic alternatives, including a possible sale of the Issuer, as well as implementing certain corporate governance initiatives, would cause the Gottwalds to “Beneficially Own” any Common Stock held by such nominees, in the absence of an agreement on how nominees would vote their shares. The foregoing is qualified in its entirety by Exhibit 2.

Item 5.	Interest in Securities of the Issuer.

(a) Amount Beneficially Owned: 7,371,736 shares 1/

Percentage of Class Owned: 22.8%

(b) Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote – 4,312,112

(ii)	shared power to vote or to direct the vote – 3,059,624

(iii)	sole power to dispose of or to direct the disposition of – 4,312,112

(iv)	shared power to dispose of or to direct the disposition of – 3,059,624

1/ This does not include 90,000 shares held by the John D. Gottwald Family Trust, the trustee of which is James Gottwald, the brother of John D. Gottwald and William M. Gottwald, or any shares held by the adult children of John D. Gottwald and William M. Gottwald who do not live with their fathers, which shares aggregate less than 1%. The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald are the beneficial owners of the shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

Page 5 of 11 Pages

(c) Except as reported on Amendment No. 8 filed on September 6, 2013, there have been no transactions by John D. Gottwald, William M. Gottwald or Floyd D. Gottwald, Jr. in the past 60 days involving shares of the Issuer’s Common Stock, except that each of John D. Gottwald and William M. Gottwald received 543 shares on September 30, 2013 in director quarterly grants.

(d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 3,059,624 of the shares described in Items 5(b)(ii) and (iv). However, none of any such person’s individual interest relates to more than five percent of the class of securities for which this Form is filed.

Page 6 of 11 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement among Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 9 to the Schedule 13D.

Exhibit 2	Letter dated October 4, 2013 to the Tredegar Board of Directors.

Page 7 of 11 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2013	/s/ John D. Gottwald
John D. Gottwald

/s/ William M. Gottwald
William M. Gottwald

/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.

Page 8 of 11 Pages

EXHIBIT INDEX

Exhibit 1	Agreement among Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 9 to the Schedule 13D.

Exhibit 2	Letter dated October 4, 2013 to the Tredegar Board of Directors.

Page 9 of 11 Pages